UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                         TUBOS DE ACERO DE MEXICO, S.A.
                       (Name of Subject Company (Issuer))


                                  TENARIS S.A.
                        (Name of Filing Person (Offeror))


             TUBOS DE ACERO DE MEXICO, S.A. ("TAMSA") COMMON SHARES,
                                  NO PAR VALUE
                                       AND
                        TAMSA AMERICAN DEPOSITARY SHARES
                       (EACH REPRESENTING 5 COMMON SHARES)
                         (Title of Class of Securities)


                   TAMSA AMERICAN DEPOSITARY SHARES: 898592506
                      (CUSIP Number of Class of Securities)


                                 GIOVANNI GALLO
                                  TECHINT INC.
                          420 FIFTH AVENUE, 18TH FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 376-6500
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                         CARLOS J. SPINELLI-NOSEDA, ESQ.
                             SULLIVAN & CROMWELL LLP
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
Transaction Valuation(1)                                 Amount of Filing Fee(2)
USD49,816,523                                            USD4,030.44
--------------------------------------------------------------------------------

--------------------
1 For purposes of calculating fee only. This amount is based upon the market value of the total estimated number of common shares of Tamsa (whether in the form of shares or American Depositary Shares, or ADSs) to be cancelled in the transaction based on the average of the high and low prices per ADS reported on the American Stock Exchange on June 30, 2003.

2    Calculated as .0000809 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: USD4030.44
         Form or Registration No.: 333-106778
         Filing Party: Tenaris S.A.
         Date Filed: July 3, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer Check the appropriate boxes below to designate any transactions to which the statement relates:
         [x] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

       This Amendment No. 2 to Schedule TO is filed by Tenaris S.A., a corporation organized under the laws of the Grand Duchy of Luxembourg. This Schedule TO relates to the exchange offer by Tenaris to exchange its American Depositary Shares ("ADSs"), each representing 10 Tenaris ordinary shares, for (i) common shares, having no par value ("Tamsa shares"), of Tubos de Acero de Mexico S.A. ("Tamsa"), a corporation organized under the laws of the United Mexican States, and (ii) Tamsa ADSs (each representing 5 Tamsa shares), at an exchange ratio of (a) one Tenaris ADS for every 9.4520 Tamsa shares and (b) one Tenaris ADS for every 1.8904 Tamsa ADSs, upon the terms and subject to the conditions set forth in the prospectus, dated August 8, 2003, which was filed with the Securities and Exchange Commission (the "Commission") as part of Amendment No.1 to Tenaris's Registration Statement on Form F-4 (File No. 333-106778) (the "Prospectus") and which is attached hereto as Exhibit
       (a)(1).

       The exchange offer expired on September 12, 2003. Upon settlement of the exchange offer, Tenaris acquired 18,513,505 shares of Tamsa (or approximately 5.5% of Tamsa's outstanding capital stock), resulting in ownership of a total of 338,927,728 shares of Tamsa (or approximately 99.9% of Tamsa's outstanding capital stock). Tenaris will issue 19,586,870 new shares of Tenaris (in the form of ADSs). Accordingly, Tenaris will have a total of 1,180,287,664 shares issued and outstanding. A copy of Tenaris's press release regarding the conclusion of the exchange offer is set forth as Exhibit a (8) to this Schedule TO and is incorporated by reference in its entirety.



ITEM 12. EXHIBITS.

       Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(8) Text of press release, dated September 15, 2003, announcing the conclusion of the Exchange Offer, previously filed under Rule 425 under the Securities Act of 1933, as amended.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/  Carlos Condorelli
                                        ---------------------------------------
                                        Name:  Carlos Condorelli
                                        Title: Chief Financial Officer


Date:  September 23, 2003

                                INDEX TO EXHIBITS


EXHIBIT        DESCRIPTION
-------        -----------

(a)(8) Text of press release, dated September 15, 2003, announcing the conclusion of the Exchange Offer, previously filed under Rule 425 under the Securities Act of 1933, as amended.